SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October 2003
Commission File Number 001-14489

TELE CENTRO OESTE PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

Tele Centro Oeste Participações Holding Company

(Translation of registrant’s name into English)

SCS — Quadra 2, Bloco C, Edificio Anexo-Telebrasilia Celular
-7o Andar, Brasilia, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2003

TELE CENTRO OESTE CELLULAR HOLDING COMPANY
By:	/s/ Luis Andre Carpintero Blanco

Luis Andre Carpintero Blanco Investor Relations Officer

FORWARD-LOOKING STATEMENTS

These materials may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

2

SIGNATURE
FORWARD-LOOKING STATEMENTS
PROTOCOL OF MERGER
JUSTIFICATION OF THE MERGER
NOTICE OF MATERIAL FACT
MINUTES OF THE BOARD OF DIRECTORS' MEETING

EXHIBITS

EXHIBIT
NUMBER	DESCRIPTION

1	Protocol of the Merger of Shares of Tele Centro Oeste Celular Participações S.A. with Telesp Celular Participações S.A. for the purpose of the former’s conversion into a Wholly Owned Subsidiary.

2	Justification of the Merger of Shares of Tele Centro Oeste Celular Participações S.A. with Telesp Celular Participações S.A. for the purpose of the former’s conversion into a Wholly Owned Subsidiary.

3	Notice of Material Fact, announcing the merger of shares.

4	Minutes of the Board of Directors’ meeting held on October 27, 2003.